UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16

or 15d-16 Under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On December 22, 2025, ZOOZ Strategy Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K and the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741, and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280, 333-288916, 333-289655, 333-290571 and 333-290638.

Exhibit Index

Exhibit No.	Description
99.1	Press Release – ZOOZ Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Strategy Ltd.

Dated: December 22, 2025	By:	/s/ Jordan Fried
	Name:	Jordan Fried
	Title:	Chief Executive Officer